

May 4, 2022

James K. Saccaro
Executive Vice President and Chief Financial Officer
Baxter International Inc.
One Baxter Parkway
Deerfield, Illinois 60015

> **Re: Baxter International Inc.**
> **Registration Statement on Form S-3**
> **Filed April 28, 2022**
> **File No. 333-264528**

Dear Mr. Saccaro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Catherine M. Clarkin